

March 16, 2018

Dr. B.B. Sahay
Chairman and Chief Executive Officer
ASI Aviation, Inc.
11921 Freedom Drive
Suite 550
Reston, VA 20190-5667

> **Re: ASI Aviation, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 26, 2018**
> **File No. 024-10786**

Dear Dr. Sahay:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the interim financial information in your filing in accordance with paragraph (c)(i) of Part F/S of Form 1-A.

Summary, page 1
Our Corporate History and Structure, page 2

2. We note your disclosure that you have generated revenues through the provision of IT business development consulting services on a contractual basis to private companies operating in the federal government sector. Please reconcile this with your disclosure on page 30 that the revenues generated were related to the provision to one company of IT business development consulting services that are unrelated to your core business.

<u>Management's Discussion and Analysis of Financial…Results of Operations, page 30</u>

3.   We note your response to comment four of our prior letter and we reissue our comment. Please disclose your specific plan of operation for the twelve months following the commencement of this offering, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs. Please refer to Item 9(c) to Part II of Form 1-A.

<u>Exhibits</u>
<u>Legality Opinion</u>

4.   Please revise the additional assumptions to remove the assumption pertaining to the number of authorized shares. This goes to the validity of the shares, upon which you have opined. See Staff Legal Bulletin 19 (October 14, 2011), Section II(B)(3)(a).

5.   In the penultimate paragraph of your opinion, please remove the generic exclusion of "securities laws" or clarify the laws you are excluding.

<u>Exhibit 11.1</u>

6.   Please amend your filing to include a currently dated consent from your auditors.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale at (202) 551-3464 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction